SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 23, 2017

ONCOGENEX PHARMACEUTICALS, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	033-80623	95-4343413
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

19820 North Creek Parkway Bothell, Washington		98011
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (425) 686-1500

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02	Results of Operations and Financial Condition.

On February 23, 2017, OncoGenex Pharmaceuticals, Inc. (the “Company”) issued a press release announcing its financial results for the fourth quarter and year ended December 31, 2016. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press release of OncoGenex Pharmaceuticals, Inc. dated February 23, 2017

The information in Item 2.02 of this Form 8-K and Exhibit 99.1 attached hereto is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Important Additional Information about the Proposed Merger

This communication is being made in respect of the proposed merger involving OncoGenex Pharmaceuticals, Inc. and Achieve Life Science, Inc. OncoGenex intends to file a registration statement on Form S-4 with the SEC, which will contain a joint proxy statement/prospectus and other relevant materials, and plans to file with the SEC other documents regarding the proposed transaction. The final joint proxy statement/prospectus will be sent to the stockholders of OncoGenex and Achieve. The joint proxy statement/prospectus will contain information about OncoGenex, Achieve, the proposed merger and related matters. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING A DECISION ABOUT THE MERGER AND RELATED MATTERS. In addition to receiving the joint proxy statement/prospectus and proxy card by mail, stockholders will also be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about OncoGenex, without charge, from the SEC’s website (http://www.sec.gov) or, without charge, by directing a written request to: OncoGenex Pharmaceuticals, Inc., 19820 North Creek Parkway, Suite 201,Bothell, WA 98011, Attention: Investor Relations or to Achieve Life Science, Inc., 30 Sunnyside Avenue, Mill Valley, CA 94941, Attention: Rick Stewart.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation

OncoGenex and its executive officers and directors may be deemed to be participants in the solicitation of proxies from OncoGenex’s stockholders with respect to the matters relating to the proposed merger. Achieve and its officers and directors may also be deemed a participant in such solicitation. Information regarding OncoGenex’s executive officers and directors is available in OncoGenex’s proxy statement on Schedule 14A, filed with the SEC on April 21, 2016. Information regarding any interest that OncoGenex, Achieve or any of the executive officers or directors of OncoGenex or Achieve may have in the transaction with Achieve will be set forth in the joint proxy statement/prospectus that OncoGenex intends to file with the SEC in connection with its stockholder vote on matters relating to the proposed merger. Stockholders will be able to obtain this information by reading the joint proxy statement/prospectus when it becomes available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ONCOGENEX PHARMACEUTICALS, INC.

Date: February 23, 2017	/s/ John Bencich
John Bencich
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of OncoGenex Pharmaceuticals, Inc. dated February 23, 2017

Exhibit 99.1

OncoGenex Pharmaceuticals, Inc. Reports Financial Results for Year End 2016

BOTHELL, WA, and VANCOUVER, British Columbia, Feb. 23, 2017 – OncoGenex Pharmaceuticals, Inc. (NASDAQ: OGXI) today announced its year end 2016 financial results.

Recent Events

•	In January 2017, OncoGenex, and Achieve Life Science, Inc., a privately held specialty pharmaceutical company, announced that they have entered into a definitive merger agreement under which OncoGenex will acquire Achieve in an all-stock transaction. Upon completion of the proposed merger, Achieve’s stockholders are expected to own 75% of the combined company’s outstanding shares and current equityholders of OncoGenex are expected to own the remaining 25% of the combined company’s outstanding shares. Following completion of the merger, OncoGenex Pharmaceuticals, Inc. will be renamed Achieve Life Sciences, Inc. The proposed merger is expected to close by mid-2017, subject to customary closing conditions.

•	In October 2016, the company announced positive survival results from the final analysis of the Phase 2 Borealis-2™ trial of apatorsen in combination with docetaxel treatment that enrolled 200 patients with metastatic bladder cancer whose disease had progressed following first-line platinum-based chemotherapy. Patients who received apatorsen treatment experienced a 20% reduction in risk of death, compared to patients receiving docetaxel alone.

•	In February 2017, results from the Pacific Trial were presented at the American Society of Clinical Oncology 2017 Genitourinary Cancers Symposium. The trial randomized 72 patients who were experiencing a rising PSA while receiving Zytiga® (abiraterone acetate ). Apatorsen was well tolerated in combination with Zytiga with the median treatment duration of 106 days for apatorsen plus Zytiga compared to 75 days for continuing Zytiga alone. The proportion of patients who were progression free at Day 60 was 33% when apatorsen was added to Zytiga, compared to 17% with Zytiga alone.

•	OncoGenex discontinued the development of its custirsen and OGX-225 programs and is currently seeking a collaboration partnership to further develop apatorsen.

Financial Results

As of December 31, 2016, the company’s cash, cash equivalents, and short-term investments decreased to $25.5 million from $55.2 million as of December 31, 2015. Based on current expectations, OncoGenex believes that its cash, cash equivalents, and short-term investments will be sufficient to fund its currently planned operations for at least the next 12 months.

Revenue for the fourth quarter and year ended December 31, 2016 was zero and $5.1 million, respectively. The advanced reimbursement payment made by Teva, as part of the Termination Agreement, was deferred and recognized as collaboration revenue on a dollar for dollar basis as costs were incurred as part of the continuing research and development activities related to custirsen. The decrease in collaboration revenue in 2016 as compared to 2015 was due to the full recognition of the remaining amounts of deferred revenue in the first half of 2016.

Total operating expenses for the fourth quarter and year ended December 31, 2016 were $6.0 million and $26.3 million, respectively. Net loss for the fourth quarter and year ended December 31, 2016 was $5.8 million and $20.1 million, respectively.

As of Feb 23, 2017 OncoGenex had 30,086,106 shares outstanding.

Important Additional Information about the Proposed Merger

This communication is being made in respect of the proposed merger involving OncoGenex Pharmaceuticals, Inc. and Achieve Life Science, Inc. OncoGenex intends to file a registration statement on Form S-4 with the SEC, which will contain a joint proxy statement/prospectus and other relevant materials, and plans to file with the SEC other documents regarding the proposed transaction. The final joint proxy statement/prospectus will be sent to the stockholders of OncoGenex and Achieve. The joint proxy statement/prospectus will contain information about OncoGenex, Achieve, the proposed merger and related matters. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING A DECISION ABOUT THE MERGER AND RELATED MATTERS. In addition to receiving the joint proxy statement/prospectus and proxy card by mail, stockholders will also be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about OncoGenex, without charge, from the SEC’s website (http://www.sec.gov) or, without charge, by directing a written request to: OncoGenex Pharmaceuticals, Inc., 19820 North Creek Parkway, Suite 201,Bothell, WA 98011, Attention: Investor Relations or to Achieve Life Science, Inc., 30 Sunnyside Avenue, Mill Valley, CA 94941, Attention: Rick Stewart.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation

OncoGenex and its executive officers and directors may be deemed to be participants in the solicitation of proxies from OncoGenex’s stockholders with respect to the matters relating to the proposed merger. Achieve and its officers and directors may also be deemed a participant in such solicitation. Information regarding OncoGenex’s executive officers and directors is available in OncoGenex’s proxy statement on Schedule 14A, filed with the SEC on April 21, 2016. Information regarding any interest that OncoGenex, Achieve or any of the executive officers or directors of OncoGenex or Achieve may have in the transaction with Achieve will be set forth in the joint proxy statement/prospectus that OncoGenex intends to file with the SEC in connection with its stockholder vote on matters relating to the proposed merger. Stockholders will be able to obtain this information by reading the joint proxy statement/prospectus when it becomes available.

About OncoGenex and Apatorsen

OncoGenex is a biopharmaceutical company committed to the development and commercialization of new therapies that address treatment resistance in cancer patients. The company’s product candidate, apatorsen (OGX-427), is designed to inhibit production of Hsp27, disable cancer cells’ defenses and overcome treatment resistance. Hsp27 is an intracellular protein that protects cancer cells by helping them survive, leading to resistance and more aggressive cancer phenotypes. Both the potential single-agent activity and synergistic activity of apatorsen with cancer treatments may increase the overall benefit of existing therapies and augment the durability of treatment outcomes, which could lead to increased patient survival. More information is available at www.OncoGenex.com and at the company’s Twitter account: https://twitter.com/OncoGenex_IR.

OncoGenex’ Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the terms, timing, conditions to and anticipated completion of the proposed merger with Achieve Life Science; the expected ownership of the combined company; the potential benefits and potential development of apatorsen; and the adequacy of cash reserves. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. OncoGenex and/or Achieve may not actually achieve the proposed merger, or any plans or product development goals in a timely manner, if at all, or otherwise carry out the intentions or meet the expectations or projections disclosed in these forward-looking statements. These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements, including, among others, the failure of the OncoGenex or Achieve stockholders to approve the transaction; the failure of either party to meet the closing conditions of the transaction; delays in completing the transaction and the risk that the transaction may not be completed at all; the failure to realize the anticipated benefits from the transaction or delay in realization thereof; the success of the combined businesses; operating costs and business disruption during the pendency of and following the proposed merger; the risk that apatorsen will not receive regulatory approval or be successfully commercialized; the risk that new developments in the rapidly evolving cancer therapy landscape require changes in business strategy or clinical development plans; the risk that apatorsen may not demonstrate the hypothesized or expected benefits; general business and economic conditions; and the other factors described in our risk factors set forth in OncoGenex’s filings with the Securities and Exchange Commission from time to time, including its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. OncoGenex undertakes no obligation to update the forward-looking statements contained herein or to reflect events or circumstances occurring after the date hereof, other than as may be required by applicable law.

Borealis-2™ is a registered trademark of OncoGenex Pharmaceuticals, Inc.

OncoGenex Contact:

Jim DeNike

jdenike@oncogenex.com

(425) 686-1514

Consolidated Statements of Loss

(In thousands, except per share and share data)

(unaudited)

	Three months ended December 31		Twelve months ended December 31,
	2016	2015	2016	2015
Collaboration revenue	$—	$6,024	$5,062	$18,160
Operating expenses:
Research and development	1,702	6,587	14,788	25,108
General and administrative	2,295	2,915	8,933	11,805
Restructuring costs (recovery)	1,814	—	2,206	—
Recovery of lease termination loss	—	—	(1,250)	—
Litigation settlement	—	—	1,375	—
Asset impairment charge	202	—	202	—

Total operating expenses	6,013	9,502	26,254	36,913

Loss from operations	(6,013)	(3,478)	(21,192)	(18,753)
Other income (expense)	170	1,756	1,063	1,952

Net loss	$(5,843)	$(1,722)	$(20,129)	$(16,801)

Basic and diluted net loss per share	$(0.19)	$0.06	$(0.67)	$(0.64)

Weighted average number of basic and diluted common shares	30,021,544	29,804,655	29,949,432	26,147,344

Consolidated Balance Sheets

(In thousands)

	December 31, 2016	December 31, 2015
Assets:
Cash, cash equivalents, short term investments and restricted cash	$25,735	$55,458
Interest receivable	32	111
Amounts receivable	478	14
Prepaid expenses and other current assets	954	1,987
Property, equipment and other assets	271	639

Total assets	$27,470	$58,209

Liabilities and stockholders’ equity:
Accounts payable and accrued liabilities	$8,166	$13,217
Current portion of long-term obligations	57	52
Warrant liability	232	1,105
Lease termination liability	—	1,250
Deferred collaboration revenue	—	5,040
Long term liabilities	49	105
Stockholders’ equity	18,966	37,440

Total liabilities and stockholders’ equity	$27,470	$58,209